Broader Economic Benefits

The impact of construction spending benefits local communities far beyond the completion of the project as workers spend their wages on products and services, save for retirement, and keep their skills sharp. The construction jobs and hours of work created at HIT-financed projects help generate positive economic and fiscal benefits as the effects of the construction are multiplied throughout the local community.

$29.1 billion in total economic benefits have resulted from more than 500 projects in over 100 cities across the U.S. since the HIT’s inception.

•  178,700 total jobs have been created across industries

•  $11.4 billion in wages and benefits

•  $1.2 billion in state and local tax and fee revenue

•  $2.4 billion in federal tax revenue

The estimates of jobs and economic and financial impacts were calculated by Pinnacle Economics and the HIT using an IMPLAN input-output model based on HIT project data. The IMPLAN model works by tracing how and where money spent on construction investments circulates through the economy. The data for IMPLAN is collected by the U. S. Department of Commerce, the U.S. Bureau of Labor Statistics, and other federal and state government agencies. Data are collected for 528 distinct producing industry sectors of the national economy corresponding to the Standard Industrial Categories (SICs). IMPLAN is utilized currently by a number of impact managers to quantify their outputs. All figures are in 2017 dollars, as of September 30, 2018.